MATTHEW MCMURDO, ESQ.                                                 16th Floor
Attorney-At-Law                                              28 West 44th Street
Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com     New York, NY 10036


                                 April 1, 2015

Via Edgar

United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention: Tracie Towner
           Terence O'Brien
           Leland Benton
           Jay Ingram, Legal Branch Chief

Re: Karnet Capital Corp.
    Amendment No. 2 on Registration Statement on Form S-1
    Filed November 21, 2014
    File No. 333-197724

Dear Mr. Ingram:

     We are filing an Amendment No.3 to our Registration Statement on Form S-1/A (the "Registration Statement") in response to your recent review letter addressed to Aleksandr Chuiko, President of Karnet Capital Corp. (the "Company"), dated December 4, 2014 (the "SEC Letter"). This response letter, along with the amended Registration Statement, addresses the concerns you expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

General

1. We note your response to comment 1 of our letter dated October 17, 2014. It is does not appear that the disclosure you refer to in the final paragraph of your response has been included on the cover page of the prospectus. We also note your statement that you have not yet fully developed your business plan. This appears consistent with Rule 419(a)(2) of Regulation C, which defines a blank check company as a development stage company that has no specific business plan or purpose. This, in conjunction with your lack


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK
     of operations or revenues, requirements for at least $30,000 from this offering to pursue your business plan and lack of alternative funding (compounded by your removal of the language stating that your founder would loan you funds to implement your business plan), as well as your status as a going concern, leads us to conclude that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise the registration statement to comply with Rule 419. ?

We believe that the Company is not a blank check company for the following reasons:

     * The Company has fully developed its business plan, commenced operations and realized limited revenue. We have added disclosure throughout the Registration Statement to this effect.
     * While we are a development stage company issuing penny stock that has yet to realize material revenues, we have definitively commenced operations. The Company (i) has fully developed its business plan,
          (ii) has signed a purchase contract with a manufacturer, (iii) has signed a contract with distributor "Kalynka 25" (chain of stores), pursuant to which we expect to realize revenue, (iv) has purchased and sold a lot of 50 Food Waste Disposal Units (Garburators), which has provided the Company with $7,688 in revenue, (v) and is in the process of ordering a second lot of our products, amounting to another 50 units. We have added further detail to the Registration Statement to clarify and explain such operations.
     * We do have a net loss to date, but expect that to change as we continue to generate additional revenue from our operations.
     * Our assets consist of more than cash and cash equivalents. The Company already has a distribution agreement with our first distributor and has already sold and delivered first lot of our products.
     * The Company's founder has agreed to loan the Company up to $30,000, which, when combined with our increasing revenue, will be sufficient to continue operations for the foreseeable future. We have added disclosure throughout the Registration Statement to include the amount of the loan the Company's founder is willing to provide.

We have included all of the aforementioned reasons in the disclosure throughout the Registration Statement.

2. We note that your counsel, Scott D. Olson, has recently been involved in the initial filings of several development stage and shell companies, primarily involving companies located in Eastern Europe and Russia. Please provide us with an analysis regarding why Mr. Olson should not be considered a promoter as that term is defined under Rule 405. ?

The Company had originally only engaged Mr. Olson as special counsel limited to providing the legal opinion for the validity of the shares offered in the registration statement. Mr. Olson has not been involved in the founding or organization of the Company. Furthermore, Mr. Olson does not promote the sale of the common stock of the Company, nor does he own equity in the Company. He was


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

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
to be compensated solely in cash. However, the Company has instead engaged Clark Corporate Law Group LLP as the Company's special securities counsel to provide the legal opinion.

Prospectus Cover Page

3. Please revise your disclosure of the anticipated net proceeds from this offering to make explicit that the percentages presented on this page represent the sale of that percentage of the offered securities. Please also revise the dollar amounts associated with these percentages to reflect the amount of net, rather than gross, proceeds that you will receive, and please make corresponding revisions on page four. Please refer to comment 3 of our letter dated October 17, 2014.

We have revised the Registration Statement and made it explicit that the amounts represent the sale of a correspondent percentage of the offered securities.

Risk Factors, page 5

We operate in a highly competitive environment, and if we are unable to compete with ... page 9

4. Please revise your disclosure here and on page 29 to clarify the competitive conditions that you are currently facing.

We have revised the Registration Statement in order to clarify the competitive conditions the Company faces.

Management's Discussion and Analysis or Plan of Operation, page 15

12 Month Plan of Operations, page 16

5. Please update your disclosure to reflect the current state of your business. We note that your plan of operations does not take into account the fact that you have already signed a distributorship contract with Kalynka 25, or your purchase of 50 garburators.

We have updated the Registration Statement and our plan of operation has been revised.

Results of Operations, page 23

6. Please update your discussion of your results of operations to reflect developments in the period ending August 31, 2014. We note that your cash has decreased by $529 since May 31, 2014, but no discussion is made of what these funds were used for. Please also clarify the status of the 50 garburators you purchased before May 31, 2014. It is currently unclear whether you or Kalynka 25 are storing these garburators, if you have delivered them to Kalynka 25 for payment, or if they have been otherwise disposed of.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

Our cash has decreased by $529, due to some operational expenses. EDGAR filing fees have been paid along with accountant fee for the financial statement preparations. Discussion about our operations has been updated to reflect current development in our Plan of Operations, and to clarify that from 50 garburators that we purchased before May 31, 2014, 50 units were delivered to "Kalynka 25" on a consignment basis for displaying purposes to test an interest of current "Kalynka 25" customers. "Kalynka 25" has already made a payment for garburators that they received, with a discussion of signing a purchase order for more garburators in near future. Such developments have been disclosed in the Registration Statement. We have also updated our discussion of our results of operations to reflect developments in the period ending February 28, 2015.

Description of Business, page 25

Freight and Storage, page 27

7. Please clarify whether you are subject to any import or tax duties in Russia. egistration Statement to clarify that Goods imported

We have updated the Registration Statement to clarify that Goods imported from outside of Russia require payment of an import duty. The import duty for bringing our garburators to Russia would be 15% of the customs valuation. The primary basis for customs valuation is "transaction value." Transaction value is defined as the price actually paid or payable for the goods when sold for export to the country of importation. We have included disclosure in the Registration Statement to clarify that we are subject to this import duty.

8. Clarify whether Kalynka 25 will store your garburators for you or pay for them upon receipt, as provided in the contract filed as Exhibit 10.1. Please refer to comment 14 of our letter dated October 17, 2014.

"Kalynka 25" has received all 50 of our garburators for displaying purposes in order to see how much interest those garburators would gain among their existing customers. "Kalynka 25" shall store the garburators. "Kalynka 25" has made a payment for the 50 units that the Company sent them. Furthermore, the Company has signed a new purchase order for 50 more garburators to be delivered by the end of March, 2015.

Certain Relationships and Related Transactions, page 32

9. You do not appear to have revised your disclosure to discuss the $5,000 loan from Mr. Chuiko to your company on June 24, 2014. Refer to comment 15 of our letter dated October 17, 2014 and make appropriate revisions.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

We have updated the Registration Statement to discuss the existing $5,000 loan from Mr. Chuiko and his verbal commitment to loan up to $30,000. We have also updated the Verbal Loan Agreement with Mr. Chuiko that has been filed as an Exhibit.10.2 to reflect the above.

Please direct your correspondence regarding this matter to the undersigned.

                               Very truly yours,


                               /s/ Matthew McMurdo, Esq.
                               ------------------------------------
                               Matthew McMurdo, Esq.


cc:    Aleksandr Chuiko, President
       Karnet Capital Corp.







                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

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